

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

29 October 2007

07028870

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
     Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 26 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                         ADR Department
                         101 Barclay St., 22nd Floor
                         New York
                         NY 10286

PROCESSED

JAN 0 7 2008

THOMSON FINANCIAL



Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact perscn	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● Announcement ○ Reply to query

* Subject :
Dealings in Securities by Principal Officers Outside Closed Period

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Anthony Wong Than Kiun	25.10.2007	2.00	24,000	Negligible
Ho Yun Tong	25.10.2007	2.04	20,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

....
Secretary

26 OCT 2007

1

END